For Immediate Release

BCE reports results of conversion of its series AQ preferred shares into series AR preferred shares

MONTRÉAL, September 14, 2018 – BCE Inc. (TSX, NYSE: BCE) today announced that none of its fixed-rate Cumulative Redeemable First Preferred Shares, Series AQ (Series AQ Preferred Shares) will be converted into floating-rate Cumulative Redeemable First Preferred Shares, Series AR (Series AR Preferred Shares) on October 1, 2018.

On August 31, 2018, notice was provided that holders of Series AQ Preferred Shares could elect to convert their shares into Series AR Preferred Shares subject to the terms and conditions attached to those shares. Only 93,593 of BCE’s 9,200,000 Series AQ Preferred Shares were tendered for conversion on October 1, 2018 into Series AR Preferred Shares. As this would result in there being less than one million Series AR Preferred Shares outstanding, no Series AQ Preferred Shares will be converted on October 1, 2018 into Series AR Preferred Shares, as per the terms and conditions attached to those shares.

The Series AQ Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbol BCE.PR.Q. The Series AQ Preferred Shares will pay on a quarterly basis, for the five-year period beginning on September 30, 2018, as and when declared by the Board of Directors of BCE, a fixed quarterly cash dividend based on an annual dividend rate of 4.812%.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home, and digital media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace mental health initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca